UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Hibbett, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

428567101

(CUSIP Number)

Simon D. Maher

Bronte Capital Management Pty Ltd.

Suite 1703, Westfield Tower 2

101 Grafton Street

Bondi Junction, NSW 2022

Australia

+61 2-8318-7711

Ryan Nebel

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 10, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 428567101

1	NAME OF REPORTING PERSON

Bronte Capital Management Pty Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Australia
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		605,382
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

605,382
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

605,382
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%
14	TYPE OF REPORTING PERSON

OO, IA

2

CUSIP No. 428567101

1	NAME OF REPORTING PERSON

John L. Hempton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Australia
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		605,382
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

605,382
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

605,382
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%
14	TYPE OF REPORTING PERSON

IN, HC

3

CUSIP No. 428567101

1	NAME OF REPORTING PERSON

Simon D. Maher
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Australia
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		605,382
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

605,382
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

605,382
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%
14	TYPE OF REPORTING PERSON

IN, HC

4

CUSIP No. 428567101

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Shares”), of Hibbett, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2700 Milan Court, Birmingham, Alabama 35211.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Bronte Capital Management Pty Ltd., an Australian proprietary limited company (“Bronte”), as the investment adviser to certain investment funds and/or accounts (collectively, the “Bronte Funds”) that hold Shares;
(ii)	John L. Hempton, as Founder, Chief Investment Officer (“CIO”) and director of Bronte; and
(iii)	Simon D. Maher, as Founder, Chief Executive Officer (“CEO”) and managing director of Bronte.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of the Reporting Persons is Suite 1703, Westfield Tower 2, 101 Grafton Street, Bondi Junction, NSW 2022, Australia.

(c)       The principal business of Bronte is to serve as the investment manager of the Bronte Funds. Mr. Hempton serves as Founder, CIO and director of Bronte. Mr. Maher serves as Founder, CEO and managing director of Bronte. Messrs. Hempton and Maher supervise and conduct all investment activities of Bronte, including all investment decisions with respect to the assets of the Bronte Funds.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Bronte is organized under the laws of Australia. Messrs. Hempton and Maher are citizens of Australia.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares reported herein beneficially owned by the Reporting Persons were purchased with the working capital of the Bronte Funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 605,382 Shares held in the aggregate by the Bronte Funds is approximately $30,967,864, excluding brokerage commissions.

5

CUSIP No. 428567101

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons believe that the Issuer’s proposed merger with JD Sports Fashion plc (the “JD Sports Merger”) significantly undervalues the Issuer and that the consummation of the JD Sports Merger at the current price is not in the best interests of the Issuer or its stockholders. The Reporting Persons believe that the JD Sports Merger, which values the Issuer at roughly 10 times earnings (a multiple the Issuer has rarely traded below historically), does not adequately account for the historic growth of the Issuer or the Issuer’s latest projections of its future growth. Accordingly, the Reporting Persons currently intend to vote against the approval of the JD Sports Merger, and further intend to engage in discussions with management and the Board of Directors (the “Board”) of the Issuer, stockholders and other third parties regarding the JD Sports Merger and the Reporting Persons’ opposition thereto.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future engage in additional communications with management and the Board of the Issuer, engage in additional discussions with stockholders of the Issuer and others, purchase additional Shares, sell some or all of their Shares, or change their views with respect to the JD Sports Merger.

Item 5.	Interest in Securities of the Issuer.

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 11,948,003 Shares outstanding as of June 6, 2024, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on June 11, 2024.

As of the date hereof, Bronte and Messrs. Hempton and Maher may be deemed to beneficially own the 605,382 Shares, constituting approximately 5.1% of the Shares outstanding, held in the aggregate by the Bronte Funds.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)       Each of Bronte and Messrs. Hempton and Maher may be deemed to share the power to vote and dispose of the Shares held by the Bronte Funds.

6

CUSIP No. 428567101

(c)       Schedule A annexed hereto lists all transactions in the securities of the Issuer by the Reporting Persons during the past 60 days. All of such transactions were effected in the open market unless otherwise noted therein.

(d)       No person other than the Reporting Persons and the Bronte Funds is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On June 13, 2024, the Reporting Persons entered into a Joint Filing Agreement pursuant to which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement, dated June 13, 2024.
7

CUSIP No. 428567101

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2024

Bronte Capital Management Pty Ltd.

By:	/s/ Simon D. Maher
	Name:	Simon D. Maher
	Title:	Managing Director

/s/ John L. Hempton
John L. Hempton

/s/ Simon D. Maher
Simon D. Maher

8

CUSIP No. 428567101

SCHEDULE A

Transactions in the Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security($)	Date of Purchase/Sale

BRONTE CAPITAL MANAGEMENT PTY LTD.

(On Behalf of the Bronte Funds)

Sale of Common Stock	(3,850)	86.3400	05/20/2024